June 26, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3030

Attn:	Mr. Karl Hiller
Branch Chief

Re:	The Gorman-Rupp Company
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed March 8, 2023
File No. 001-06747

Dear Mr. Hiller:

The Gorman-Rupp Company (the “Company” or “we”) is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 26, 2023. Following are the Company’s responses. For the convenience of the Staff, we have repeated each of the Staff’s comments before our corresponding response.

Form 10-K for the Fiscal Year Ended December 31, 2022

Properties, page 11

1.

Comment: We note that you identify the locations of fifteen production facilities and state that you consider the plants, machinery and equipment “to be well maintained, in good operating condition and adequate for the present uses and business requirements of the Company.”

However, you are required to describe the facilities in a manner that will reasonably inform investors as to the suitability, adequacy, productive capacity, and extent of utilization to comply with Instruction 1 to Item 102 of Regulation S-K.

For example, describe the nature of operations conducted at the various facilities, in terms of the markets served or class of products manufactured, indicate the extent to which there is versatility in those activities, and provide volumetric details of capacity and utilization with an explanation of the underlying calculations.

Please submit the revisions that you propose to address the aforementioned guidance.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that the Company will revise its disclosure to address the aforementioned guidance in future filings. By way of example, the following modified Item 2. Properties disclosure from page 11 of our Annual Report on Form 10-K for the year ended December 31, 2022 reflects the format we intend to employ in future filings.

Item 2. Properties.

The Company conducts business at plants and offices that are owned or leased and located in the United States and other countries as described below. The following table sets forth the location, approximate size, principal use, markets served and ownership status of each of our material facilities. We believe we made effective use of our productive capacities at our facilities. We consider our plants, machinery and equipment to be well maintained and in good operating condition. We believe the quality and production capacity of our facilities is sufficient to maintain our competitive position for the foreseeable future.

Properties	Approximate Sq Footage	Principal Use	Markets Served	Owned/ Leased
United States
Bellville, OH	98,000	Manufacturing, R&D	Industrial, OEM	Owned
Fort Wayne, IN	125,000	Manufacturing, R&D	Industrial, agriculture, construction	Owned
Glendale, AZ	32,000	Manufacturing, R&D	Industrial, agriculture, municipal, pretroleum, OEM	Owned
Lenexa, KS	53,000	Manufacturing	Industrial, agriculture, construction	Leased
Lubbock, TX	60,000	Manufacturing	Industrial, agriculture, municipal, pretroleum, OEM	Owned
Mansfield, OH (2 properties)	970,000	Corporate HQ, Manufacturing, R&D	Industrial, construction, municipal, pretroleum, OEM	Owned
Olive Branch, MS	62,000	Manufacturing	Industrial, agriculture, municipal, pretroleum, OEM	Owned
Royersford, PA (2 properties)	120,000	Manufacturing	Industrial, agriculture, construction, municipal, OEM	Owned
Toccoa, GA	295,000	Manufacturing, R&D	Industrial, fire, municipal	Owned
Other Countries
County Westmeath, Ireland	42,000	Manufacturing	Industrial, fire, municipal
Waardenburg, The Netherlands	41,000	Manufacturing	Industrial, agriculture, construction, municipal, pretroleum, OEM	Owned
St. Thomas, Ontario, Canada	63,000	Manufacturing	Industrial, agriculture, construction, municipal,	Owned
			pretroleum, OEM
Johannesburg, South Africa	38,000	Manufacturing	Industrial, agriculture, construction, municipal, pretroleum, OEM	Owned
Namur, Belgium	18,000	Manufacturing	Industrial, agriculture, construction, municipal, pretroleum, OEM	Owned

Management’s Discussion and Analysis of Financial Condition and Results of Operations Executive Overview, page 15

2.

Comment: We note that your disclosures begin with reference to a recent acquisition followed by a discussion of your non-GAAP measures of adjusted earnings per share, and adjusted earnings before interest, taxes, depreciation and amortization; which you explain are utilized “to assess comparative operations against those of prior periods without the distortion of non-comparable factors...[and] will be useful to investors in assessing the strength of the Company’s underlying operations from period to period.”

As presented your discussion and analysis appears to place greater emphasis on non- GAAP measures, which would generally be contrary to Item 10(e)(1)(i)(A) of Regulation S-K and the associated guidance in the answer to Question 102.10(a) of our Compliance and Disclosure Interpretations for Non-GAAP measures.

Please reposition your non-GAAP disclosures to follow a comparable discussion and analysis of your GAAP information. Please also clarify your rationale for presenting non-GAAP adjusted earnings per share adjacent to your non-GAAP adjusted earnings before interest, taxes, depreciation and amortization; without the corresponding aggregate non-GAAP adjusted earnings amounts.

We expect that you would need to have incremental disclosures clarifying how these measures are considered to be complementary, if that is your view, and why you would present one measure on a per share basis and the other on an aggregate basis.

Response:

To address the Staff’s comment, in our future Form 10-K and 10-Q filings, we intend to reposition the non-GAAP disclosure, reconciliation tables and discussion of non-GAAP measures that were included at the beginning of MD&A to be at the end of our “Results of Operations” disclosure. We believe this step will address the Staff’s concerns with respect to the requirements of Item 10(e)(1)(i)(A) of Regulation S-K.

As applicable in future filings, such repositioned disclosure will include a reconciliation of non-GAAP adjusted earnings amounts corresponding to the non-GAAP adjusted earnings per share amounts and continue to disclose a reconciliation of adjusted EBITDA amounts. We believe this addition will address the Staff’s concerns about the presentation of complimentary non-GAAP measures. As an example, following is disclosure and a reconciliation of the non-GAAP adjusted earnings amounts that correspond to the non-GAAP adjusted earnings per share amounts included in our Annual Report on Form 10-K for the year ended December 31, 2022.

	2022	2021	2020
Adjusted earnings:
Reported net income – GAAP basis	$11,195	$29,851	$25,188
Plus pension settlement charge	5,216	1,846	3,694
Plus one-time acquisition costs	5,752	—	—
Plus amortization of step up in value of acquired inventories	1,141	—	—
Plus amortization of acquired customer backlog	1,231	—	—

Non-GAAP adjusted earnings	$24,535	$31,697	$28,882

Results of Operations, page 17

3.

Comment: We note that you disclose the changes in net sales for domestic and international sales, and for various product markets, including water, fire, municipal, repair, construction, agriculture, non-water, industrial, OEM, and petroleum. However, Item 303(b)(2) of Regulation S-K generally requires additional information, including a discussion and analysis that would describe the following matters.

•

Any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and, in each case, the extent to which income was so affected.

•	Any known trends or uncertainties that have had or that are reasonably likely to have a material favorable or unfavorable impact on net sales or income from continuing operations.

•

The extent to which material changes in net sales are attributable to changes in prices or to changes in the volume or the amount of goods or services being sold, or to the introduction of new products or services.

Please expand your disclosures as necessary to address these requirements, including quantification of the volumes of products sold in the various markets identified each period. Given the number of markets identified, it would be helpful to include a tabulation with comparative sales and volumetric details for each market.

Please submit the revisions that you propose to address these concerns.

Response:

To enhance the Company’s discussion regarding net sales in its periodic reports, in future filings, we advise the Staff that we intend to provide a tabular presentation of disaggregated revenue by end markets, as well as, more robust disclosure regarding the reasons for our revenue fluctuations, including describing and, to the extent possible, quantifying the material reasons for such fluctuations, including the extent to which such fluctuations are attributable to changes in prices, changes in the volume or amount of identified goods being sold or to the introduction of new products. Additionally, in future filings, we intend to describe and, to the extent possible, quantify any other significant components of revenues that would be material to an understanding of our results of operations, such as revenue attributable to significant new customers.

Further, in future filings, we intend to describe and, to the extent possible, quantify any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and any known trends or uncertainties that have had or that are reasonably likely to have a material favorable or unfavorable impact on net sales or income from continuing operations.

By way of example, the following tabular presentation of disaggregated revenue by end markets reflects the format we intend to employ in future periodic filings, which will include quarterly and year-to-date amounts, as applicable, in our Form 10-Q filings and year-end amounts in our Form 10-K filings:

Three months ended June 30,
(in thousands)	2023		2022		$ Change		% Change
Industrial	$	xx,xxx	$	xx,xxx	$	xx,xxx	xx	%
Fire		xx,xxx		xx,xxx		xx,xxx	xx	%
Agriculture		xx,xxx		xx,xxx		xx,xxx	xx	%
Construction		xx,xxx		xx,xxx		xx,xxx	xx	%
Municipal		xx,xxx		xx,xxx		xx,xxx	xx	%
Petroleum		xx,xxx		xx,xxx		xx,xxx	xx	%
OEM		xx,xxx		xx,xxx		xx,xxx	xx	%
Repair parts		xx,xxx		xx,xxx		xx,xxx	xx	%

Total net sales	$	xxx,xxx	$	xxx,xxx	$	xxx,xxx	xx	%

Liquidity and Capital Resources, page 19

4.

Comment: We note that you describe your measure of free cash flow as “a non-GAAP measure for reporting cash flow” which you believe “provides investors with an important perspective on cash available for investments, acquisitions and working capital requirements,” and that you reconcile the measure to another non-GAAP measure.

There are several disclosure requirements in Item 10(e) of Regulation S-K that apply when presenting non-GAAP measures in your periodic filings and similar requirements in Regulation G that apply generally to public disclosures of information that include non- GAAP measures, such as earnings releases and investor presentations.

We believe that you should revise your disclosures of non-GAAP information to comply with Item 10(e)(1)(i)(A) and (B), and (1)(ii)(A) of Regulation S-K. For example, you are required to include a presentation, with equal or greater prominence, of the most directly comparable financial measure calculated and presented in accordance with GAAP, along with a reconciliation from such comparable GAAP measure to your non-GAAP measure.

Given your characterization of the free cash flow measure as a liquidity measure, we believe that cash flow from operations would be the most directly comparable GAAP measure. However, in presenting a non-GAAP liquidity measure, you may not exclude charges or liabilities that required, or will require, cash settlement, or that would have required cash settlement absent an ability to settle in another manner.

Please submit the revisions that you propose to address the guidance referenced above.

Response:

In consideration of the Staff’s comment, the Company reviewed its collective disclosures regarding liquidity and capital resources. As the Staff noted in its comment, the Company previously considered non-GAAP free cash flow, defined as earnings before interest, taxes, depreciation and amortization less capital expenditures and dividends, to be information that provided investors with a perspective on cash available for investments, acquisitions and working capital requirements.

After further evaluation in light of the Staff’s comment, the Company has determined that GAAP disclosures regarding the Company’s liquidity and capital resources, in the form provided in the Company’s recent periodic reports and without further enhancement through the inclusion of non-GAAP free cash flow information, provide investors with sufficient information on the Company’s cash available for investments, acquisitions and working capital requirements. Therefore, the Company advises the Staff that the Company intends to exclude non-GAAP free cash flow information from its future periodic reports, earnings releases and investor presentations.

If, in the future, the Company determines to include non-GAAP free cash flow information in its disclosures, the Company advises the Staff that it intends to present such information in a manner that addresses the guidance referenced in the Staff’s comment and complies with the requirements of Regulation G and Item 10(e) of Regulation S-K, as applicable.

Note 4—Revenue, page 40

5.	Comment: We note that you identify two categories for revenue disaggregation along with two geographic locations, and that your pumps and pump systems category represents 88% of revenues for 2022.

However, in MD&A you identify changes in revenues for ten product markets and in describing your business on pages 10-21 of your May 2023 investor presentation on your website, you similarly provide information that is oriented or aligned with these markets.

Please explain to us how you determined that presenting revenue details based on the market served would not more clearly align with the objectives described in FASB ASC 606-10-55-89 and 90, if this is your view.

Response:

The Company is a leading designer, manufacturer and international marketer of pumps and pump systems for use in diverse liquid-handling applications and end markets as well as repair parts for our pumps and pump systems.

In determining the categories to use to disaggregate revenue for purposes of disclosure, the Company started with ASC 606-10-50-5, which requires an entity to disaggregate revenue from contracts with customers into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. Achieving the objectives described in ASC 606-10-55-89 and 90 requires judgment, depends on various entity-specific and industry-specific factors and is not subject to a single prescribed factor as the basis for disaggregation.

In applying the disaggregation framework, the Company also considered the examples that might be appropriate for disaggregation, as set forth in ASC 606-10-55-91, which include the following:

a) Type of good or service (for example, major product lines);

b) Geographical region (for example, country or region);

c) Market or type of customer (for example, government and nongovernment customers);

d) Type of contract (for example, fixed-price and time-and-materials contracts); e) Contract duration (for example, short-term and long-term contracts);

f) Timing of transfer of goods or services (for example, revenue from goods or services transferred to customers at a point in time and revenue from goods or services transferred over time); and

g) Sales channels (for example, goods sold directly to consumers and goods sold through intermediaries).

In considering the requirements and the objectives of the disaggregate revenue disclosures, the Company previously determined that disaggregating revenue by product type and geography depicted the nature, amount, timing, and uncertainty of revenue and cash flows affected by similar economic factors. Specifically, the “repair parts for pumps and pump systems and other” product category had different economic drivers than the “pumps and pump systems” product category.

However, after considering the Staff’s comment and upon further evaluation and consideration of ASC 606-10-55-89 and 90, including our disclosures in MD&A and related investor presentations, the Company advises the Staff that the Company intends to enhance its disclosures in future periodic reports by presenting disaggregated revenue disclosure that is revised to provide additional disaggregation of the product category disclosures with a tabular disclosure of revenue by end markets consistent with the end markets referenced in our MD&A discussion and investor presentations. By way of example, the following tabular presentation of disaggregated revenue by end markets reflects the format we intend to employ in future filings:

	Three months ended June 30,				Six months ended June 30,
(in thousands)	2023		2022		2023		2022
Industrial	$	xx,xxx	$	xx,xxx	$	xx,xxx	$	xx,xxx
Fire		xx,xxx		xx,xxx		xx,xxx		xx,xxx
Agriculture		xx,xxx		xx,xxx		xx,xxx		xx,xxx
Construction		xx,xxx		xx,xxx		xx,xxx		xx,xxx
Municipal		xx,xxx		xx,xxx		xx,xxx		xx,xxx
Petroleum		xx,xxx		xx,xxx		xx,xxx		xx,xxx
OEM		xx,xxx		xx,xxx		xx,xxx		xx,xxx
Repair parts		xx,xxx		xx,xxx		xx,xxx		xx,xxx

Total net sales	$	xxx,xxx	$	xxx,xxx	$	xxx,xxx	$	xxx,xxx

Note 9—Income Taxes, page 46

6.

Comment: We note that you have several foreign subsidiaries and that a material portion of your income is derived from foreign operations. Please confirm that you have no unrecognized deferred tax liabilities related to investments in subsidiaries and corporate joint ventures, or if this is not the case address the disclosure requirements in FASB ASC 740-30-50-2.

Response:

We confirm that, as of the date of this response, we have no unrecognized deferred tax liabilities related to investments in subsidiaries. Further, we confirm that, as of the date of this response, we do not have any corporate joint ventures.

Financial Statements

Note 12—Business Segment Information, page 53

7.	Comment: We note that you provide details of revenue on a geographical basis, for the United States and all foreign countries combined.

Please explain to us how you evaluated the requirements in FASB ASC 280-10-50-41 in determining that further disclosures were not required, i.e. where revenues from external customers attributed to an individual foreign country and assets located in an individual foreign country were not material, if this is your view.

Please submit the details of revenues and assets considered in formulating your position.

Response:

In evaluating the requirements in FASB ASC 280-10-50-41, the Company concluded that, other than with respect to the United States, the revenues and the value of long-lived assets attributable to each other individual country were not material, and thus further individual country disclosure was not required. As a basis for the Company’s conclusion, the Company determined that, other than the United States (1) for 2022, the percentage of (a) total revenues individually attributable to one foreign country was 6%, to another country was 2% and to all other countries was 1% or less, and (b) long-lived assets individually attributable to any one foreign country was 3% or less, and (2) for 2021, the percentage of (a) total revenues individually attributable to one foreign country was 5% and to all other countries was 2% or less, and (b) long-lived assets individually attributable to any one foreign country was 4% or less.

However, after considering the Staff’s comment, in our future Form 10-K filings, the Company intends to enhance its business segment disclosure to either (1) state that no individual foreign country held more than 10% of consolidated long-lived assets nor was responsible for more than 10% of consolidated revenue or (2) if any individual foreign country exceeds 10% of either such metric, include individual country disclosure with respect thereto. In addition, after considering the Staff’s comment and evaluating the requirements of FASB ASC 280-10-50-41, the Company advises the Staff that in future Form 10-K filings, the Company intends to further enhance its business segment disclosure to indicate that the Company attributes revenues to individual countries based on the location from which finished products are shipped to customers.

*****

In connection with providing its responses to the Staff’s comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of your staff has any further questions or comments concerning the Company’s responses, please contact me at (419) 755-1548.

Sincerely,

/s/ James C. Kerr
James C. Kerr
Chief Financial Officer